December 19, 2013

John Grzeskiewicz

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Kathy Churko

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust – Anchor Alternative Income Fund

Dear Mr. Grzeskiewicz and Ms. Churko:

On November 22, 2013, Northern Lights Fund Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Highland Alternative Income Fund (the “Existing Fund”), a series of Highland Funds II (“Highland II”) with and into the Anchor Alternative Income Fund (the “New Fund”), a series of the Trust (the “Reorganization”).  On December 13, 2013, Mr. Grzeskiewicz provided oral comments and Ms. Churco provided oral comments on December 16, 2013.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.

Comment:  Please confirm that the entire portfolio of the Existing Fund will be transferred to the New Fund at the completion of the Reorganization.

Response:  Registrant confirms that the entire portfolio of the Existing Fund will be transferred to the New Fund at the completion of the Reorganization.

2.

Comment:   In the section “Question and Answers Relating to the Reorganization,” with respect to “Will the Reorganization create a taxable event for me?”, please address the following comments:

a.

Please confirm that the Existing Fund, following the Reorganization, will comply with the Trust’s investment policies and restrictions.

b.

Please advise if the portfolio manager expects to sell securities of the Existing Fund in connection with the merger, other than in the normal course of business.  If the portfolio manager expects to sell securities in connection with the merger outside of the normal course of business, please provide the estimated taxation costs.

Response:

(a)  Registrant confirms that the New Fund will comply with the Trust’s investment policies and restrictions.

(b)  Registrant confirms that the portfolio manager does not expect to sell Fund securities in connection with the merger, other than in the normal course of business.

3.

Comment:  In the section “Question and Answers Relating to the Reorganization,” with respect to “Will the Reorganization result in new or higher fees for shareholders?” the disclosure currently provides that “[t]he Reorganization is expected to result in slightly lower expenses for shareholders.”  (i)  Please clarify that the expenses are expected to be lower as a result of the expense limitation agreement.  (ii)  Please state the benefits, and other possible impact to shareholders, of the New Fund’s fee structure.  (iii)  Please explicitly state that Class A and Class Y Existing Fund shareholders will incur higher overall fees, and that “Other Expenses” may be higher following the Reorganization.

Response:  Registrant has revised the disclosure as follows:

The Reorganization is expected to result in slightly lower advisory and total fund expenses for shareholders.  Genesis Capital will be paid a fee equal to 1.65% of the New Fund's average daily net assets which is lower than the management fee currently paid by the Existing Fund 2.00%.  Shareholders are expected to benefit from the New Fund’s proposed fee structure due to the lower advisory fee and expense limitation agreement, discussed below.  Additionally, it is expected that the New Fund will have the same level of acquired fund fees and expenses as currently charged by the Existing Fund.  While the estimated Other Expenses are higher shareholders are expected to benefit from this fee structure as a result of the lower advisory fee coupled with the benefit of the expense limitation agreement.

 Genesis has contractually agreed to waive fees and/or reimburse expenses of the New Fund through January 20, 2015 to insure that, subject to certain limitations, total annual fund operating expenses after fee waiver/reimbursement do not exceed 2.25%. Class A and Class Y shares of the Existing Fund will realize slightly higher, pre-waiver Total Fund Operating Expenses.  However, as a result of the fee waiver/reimbursement, all shareholders will incur lower total fund operating expenses.

4.

Comment:  On page 2 in the “Comparison of Shareholder Fees” table, please list the respective Fund’s name in the left most column.  Additionally, please remove reference to Footnote 4 from the Sales Load column for the New Fund.

Response:    Registrant has revised references in the Comparison of Shareholder Fees to “Existing Fund” to “Highland Alternative Income Fund” and references to “New Fund” to “Anchor Alternative Income Fund.”  Additionally, reference to Footnote 4 has been deleted from the Sales Load column.

5.

Comment:  Please provide a date upon which the Existing Fund expenses are based.

Response:  Registrant has revised the disclosure to reflect that the Existing Fund’s expenses are based upon the most recent audited financial statements as of September 30, 2012.

6.

Comment:  On page 2 in the “Comparison of Shareholder Fees” table, please indicate that the expenses shown for the New Fund are pro forma.

Response:  Registrant has revised the table to reflect that the New Fund fees shown are pro forma.

7.

Comment:   On page 2 under the sub-heading “Business of the Funds,” the disclosure provides, “If the Reorganization is approved, shareholders of the Existing Fund will receive load waived Investor Class shares of the New Fund.”  The fee tables indicate that the New Fund is offered no-load.  Please correct the disclosure to correct this apparent inconsistency.

Response:  Registrant has revised the disclosure as follows:

“If the Reorganization is approved, shareholders of the Existing Fund will receive no-load Investor Class shares of the New Fund.”

8.

Comment:  The carryover paragraph on page 6 indicates, in relevant part, that “the New Fund will assume the performance history of the Existing Fund.”  Please confirm that the New Fund will be the accounting survivor.

Response:   Registrant confirms that the New Fund will be the accounting survivor for financial statement purposes.

9.

Comment:   In the “Fund Management” section on page 27 under the heading “Portfolio Managers,” please provide the month and year of each portfolio manager’s tenure with respect to the Fund.

Response:   Registrant has revised the disclosure to show that each Portfolio Manager has served as a portfolio manager of the Existing Fund since it commenced operations in January 2012.

10.

Comment:   On page 30, under the heading “Costs of the Reorganization,” please disclose the estimated cost of the reorganization.

Response:  The disclosure has been amended to include the estimated cost of the reorganization.

11.

Comment:  The Capitalization table on page 32 does not reflect the adjustment of assets and shares from the Existing Fund to the New Fund.  Please revise the table to reflect the decrease (negative) amount of shares and assets in the Existing Fund and the addition (or positive) of shares and assets to the New Fund.

Response:  Registrant has revised the Capitalization table to clearly reflect the adjustment of assets and shares as a result of the Reorganization.

12.

Comment:   On page 33, in the “Reasons for Reorganization” section, please provide additional explanation regarding why the Reorganization is occuring.  The Existing Fund has been operational for less than one year.  Why is the Existing Fund liquidating and the adviser being replaced?  What precipitated this transaction?

Response:  Registrant, in consultation with Highland Funds II, has revised the disclosure to include the following explanation for the Reorganization:

Based on [Highland Capital Management Fund Advisors, L.P.’s] evaluation of the Existing Fund in the context of the Highland Funds II fund lineup, including a consideration of [Highland Capital Management Fund Advisors, L.P.’s] ability to grow the Existing Fund in such a way as to realize economies of scale and provide a strategy differentiated from peers, [Highland Capital Management Fund Advisors, L.P.]  recommended that the Board approve the acquisition of the Existing Fund.

14.

Comment:   Please confirm that all exhibits will be filed with a pre-effective amendment to the N-14.  Additionally, please confirm that such pre-effective amendment will be filed on or before December 20, 2013.

Response:   Registrant confirms that all exhibits will be filed with a pre-effective amendment to the N-14 which will be filed on or before December 20, 2013.

Finally, the Trust requests that the registration statement be made effective on or before December 22, 2013, or the earliest practicable date thereafter.  The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Emily M. Little at (614) 469-3264 or JoAnn M. Strasser at (614) 469-3264

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP